Securus Law Group, P.A.

13046 Racetrack Road, Number 243

Tampa, FL 33626

July 6, 2018

SW Innovative Holdings, Inc.

6666 Harwin

Suite 664

Houston, TX 77036

Re:   Opinion  as  to  Company  Offering  Statement  on  Form  1-A/A  for  SW  Innovative  Holdings,

Inc., SEC File Number 024-10801

Gentlemen:

We   are   acting   as   outside   counsel   to   SW   Innovative   Holdings,   Inc.   (the   “Company”)   in

connection  with  the  preparation  and  filing  with  the  Securities  and  Exchange  Commission,  under the  Securities  Act  of  1933,  as  amended,  of  the  Company’s  Offering  Statement  on  Form  1-A/A

under offering file number 024-10801.  The Offering Statement covers 500,000,000 shares of the

Company’s common stock (the “Shares”).

In  our  capacity  as  outside  counsel,  we  have  examined  and  relied  upon  the  originals  or  copies certified  or  otherwise  identified  to  our  satisfaction,  of  the  Offering  Statement,  the  form  of

Subscription   Agreement   and   such   corporate   records,   documents,   certificates   and   other

agreements  and  instruments  as  we  have  deemed  necessary  or  appropriate  to  enable  us  to  render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1. The Shares have been duly authorized by all necessary corporate action of the Company.

2.  When  issued  and  sold  by  the  Company  against  payment  therefor  pursuant  to  the  terms  of  the

Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We  hereby  consent  to  the  use  of  our  name  in  the  Offering  Statement  and  we  also  consent  to  the

filing  of  this  opinion  as  an  exhibit  thereto.   In  giving  this  consent,  we  do  not  thereby  admit  that we are within the category of persons whose consent is required under Section 7 of the Securities

Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Craig A. Huffman

Craig A. Huffman, Esq.

Securus Law Group, P.A.